Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

(Excerpt from press release of Marathon Oil Corporation’s third quarter 2004 results.)

Status of Marathon’s Acquisition of Ashland’s Interest in Marathon Ashland Petroleum LLC (MAP)

The acquisition of Ashland’s 38 percent interest in MAP continues to move forward. The transaction is subject to several previously disclosed conditions, including approval by Ashland’s shareholders, consent from Ashland’s public debt holders and receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) with respect to the tax treatment.

Marathon and Ashland have filed registration statements and proxy materials with the U.S. Securities and Exchange Commission and are responding to comments. In addition, the companies submitted a request for a private letter ruling to the IRS on the tax-free status of the proposed transaction. Marathon and Ashland continue to discuss the complex tax issues related to this transaction with the IRS. The companies have not resolved all issues with the IRS and are exploring alternatives for the unresolved issues.

Marathon continues to believe that the transaction will close. With respect to the timing of closing, it is possible that the transaction will close by year end, but it is more likely that the transaction will close in the first quarter of 2005.

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.